May 5, 2005


Mail Stop 05-10

Robert F. Hartman
Secretary
CERBCO, Inc.
1419 Forest Drive, Suite 209
Annapolis, MD 21403


Re:	CERBCO, Inc.
      PRE R 14A filed April 27, 2005
	Form 10-KSB for the fiscal year ended December 25, 2004
		Forms 10-QSB and 10-QSB/A for the period ended December
31,
2004
		Form 10-QSB for the period ended September 30, 2004
      File No. 000-23314

Dear Mr. Hartman:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Background and Reasons for the Plan, page 16
1. We note your response to prior comment 6. Please disclose that you did not receive a solvency opinion and also that you did not receive any report or appraisal from a third-party related to the transaction pursuant to Item 1015 of Regulation M-A.

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

	To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		You may contact Dale Welcome, Staff Accountant, at (202) 942-2871 or in his absence, John Cash, Branch Chief, at (202) 824-
5373 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 824-5221 or in her absence, me at (202)
942-
2864 with any other questions.


Sincerely,


Jennifer Hardy
Branch Chief


Cc:  	Jeannette C. Koonce
	Venable LLP
	575 7th Street NW
	Washington, D.C. 20004-1601


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CERBCO, Inc.
May 5, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE